UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

THE PULSE BEVERAGE CORPORATION

(Name of Issuer)

Common Stock, $.00001 par value

(Title of Class of Securities)

745861104

(CUSIP Number)

Robert Yates

11678 N. Huron Street, Ste 200

Northglenn, CO 80234

(720) 382-5467

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

With a copy to:

Donald G. Davis, Esq.

Davis & Associates

PO Box 852

Palos Verdes Estates, California 90274

April 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237334107	Page 2 of 6

1	NAMES OF REPORTING PERSONS. Robert E. Yates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) none
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,211,333 Common Shares and 300,000 Series A Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,211,333 Common Shares and 300,000 Series A Preferred Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSO 4,211,333 Common Shares and 300,000 Series A Preferred Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Shares: 0.715% [1] Series A Preferred Shares: 100%
14	TYPE OF REPORTING PERSON IN

[1] Based on 588,600,734 common shares outstanding on September 6, 2017.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $.00001 par value (the “Common Stock”), of The Pulse Beverage Corporation (the “Company”). The principal executive offices of the Issuer are located at 11678 N. Huron Street, Ste 200, Northglenn, CO 80234.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Robert Yates (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o The Pulse Beverage Corporation, 11678 N. Huron Street, Ste 200, Northglenn, CO 80234

(c) The Reporting Person is the President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer and a director of the Issuer. The address of the Issuer is 11678 N. Huron Street, Ste 200, Northglenn, CO 80234

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 200,000 shares (the “Shares”) of the Issuer’s Series A Preferred Stock on April 21, 2017, for cash in the amount of $1,060.00, utilizing personal funds for said purchase. Each share of Series A Preferred Stock of the Company is entitled to vote 1,000 votes per share on all matters which come before a vote of the shareholders of the Company.

The Reporting Person previously owned and continues to own 4,211,333 shares of the outstanding common stock of the Company. The Reporting Person previously owned and continues to own 100,000 shares of the outstanding Series A Preferred stock of the Company. As a result of the transaction hereby reported, the Reporting person now owns 4,211,333 shares of Common Stock of the Company, and 300,000 Shares of the Series A Preferred Stock of the Company. Series A Preferred Stock shares are entitled to cast 1,000 votes per share. The outstanding Common Shares and Series A Preferred Shares are entitled to cast a combined total of 3,588,600,714 votes on all matters coming before the shareholders, of which Reporting Person is eligible to cast 3,004,211,333 of such combine votes.

As a result of the super-voting rights of the Series A Preferred Stock owned by the Reporting Person, and the Common Shares owned by the Reporting Person, the Reporting Person’s holds the right to cast 83.72% of all shareholder votes on all matters which come before a vote of the shareholders of the Company.

Item 4. Purpose of the Transaction

The Reporting Person acquired the Shares for investment, and to gain greater voting control of the Company, under an oral stock purchase agreement which was approved by the Company’s Board of Directors, with the Reporting Person abstaining from the vote.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 4,211,333 shares of Common Stock, which represent approximately 0.715% of the outstanding shares of Common Stock. The Reporting Person beneficially owns 300,000 of the outstanding shares of the Series A Preferred Stock of the Company, which represent 100% of the outstanding Series A Preferred Stock.

(b) The Reporting Person has sole power to vote and sole power to dispose of 4,211,333 shares of Common Stock, and 300,000 shares of Series A Preferred Stock.

(c) No transactions in the Company’s Common Stock, nor in the Company’s Series A Preferred Stock were effected during the past 60 days by the Reporting Person, except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 18, 2017

/s/ Robert Yates
Robert Yates